Exhibit 4.22

FIFTH EXTENSION OF THE COOPERATION AGREEMENT

This Fifth Extension of the Cooperation Agreement (hereinafter, the “Fifth Extension”) is entered into on this 29th day of August, 2025, by and between:

Banco de Chile (“Banco de Chile”), a publicly held corporation duly organized and validly existing under the laws of the Republic of Chile, and

Citigroup Inc. (“Citigroup”), a corporation duly organized and validly existing under the laws of the State of Delaware, United States of America; Banco de Chile and Citigroup, jointly, the “Parties” and individually, a “Party”.

RECITALS

I. On October 22, 2015, the Parties entered into a Cooperation Agreement, effective as of January 1, 2016 (the “Cooperation Agreement”), for the purpose of, among other things, regulating certain common aspects of the direct relationship to be maintained by Banco de Chile and its subsidiaries, on the one hand, and Citigroup and its subsidiaries, on the other hand, pursuant to certain agreements between the Parties, namely the Global Connectivity Agreement (the “Connectivity Agreement”) and the Trademark License Agreement (“TMLA”), both dated October 22, 2015 and effective as of January 1, 2016 (such agreements, together with the Cooperation Agreement, as each of them may be amended, substituted, replaced, supplemented or extended pursuant to a written agreement between the Parties, the “Relevant Agreements”), and the Master Services Agreement dated January 26, 2017, effective as of January 1, 2017 (“MSA”).

II. On August 24, 2017, the Parties entered into an Extension of the Cooperation Agreement pursuant to which the term of the Relevant Agreements and the MSA was extended for a period of two years as of January 1, 2018, that is, until January 1, 2020, with the Parties being entitled to agree on additional extensions on the terms set forth in the Cooperation Agreement.

III. On November 29, 2019, the Parties executed an Amended and Restated Trademark License Agreement (“New TMLA”) and an Amended and Restated Master Services Agreement (“New MSA”).

IV. On November 29, 2019, the Parties entered into a Second Extension of the Cooperation Agreement pursuant to which the Parties agreed that, as of the effective date of such Second Extension: (i) the New TMLA and the New MSA amended and restated in their entirety the TMLA and the MSA; (ii) the New TMLA would be considered by the Parties as one of the Relevant Agreements, together with the Connectivity Agreement and the Cooperation Agreement; and (iii) the term of the Relevant Agreements and the New MSA was extended for a period of two years as of January 1, 2020, that is, until January 1, 2022, with the Parties being entitled to agree on additional extensions on the terms set forth in the Cooperation Agreement.

V. On August 31, 2021, the Parties entered into an Amended and Restated Master Services Agreement (“MSA 2021”). Likewise, on April 26, 2021 and August 31, 2021, the Parties entered into a First Amendment and a Second Amendment, respectively, to the Connectivity Agreement.

VI. On August 31, 2021, the Parties entered into a Third Extension of the Cooperation Agreement pursuant to which the Parties agreed that, as of the effective date of such Third Extension: (i) the MSA 2021 amended and restated in its entirety the New MSA; and (ii) the term of the Relevant Agreements and the MSA 2021 was extended for a period of two years as of January 1, 2022, that is, until January 1, 2024, with the Parties being entitled to agree on additional extensions on the terms set forth in the Cooperation Agreement.

VII. On August 29, 2023, the Parties entered into an Amended and Restated Master Services Agreement (“MSA 2023”). Likewise, on August 29, 2023, the Parties entered into a Third Amendment to the Connectivity Agreement. Additionally, on August 29, 2023 and December 11, 2024, the Parties amended the New TMLA.

VIII. On August 29, 2023, the Parties entered into a Fourth Extension of the Cooperation Agreement pursuant to which the Parties agreed that, as of the effective date of such Fourth Extension: (i) the MSA 2023 amended and restated in its entirety the MSA 2021; and (ii) the term of the Relevant Agreements and the MSA 2023 was extended for a period of two years as of January 1, 2024, that is, until January 1, 2026, with the Parties being entitled to agree on additional extensions on the terms set forth in the Cooperation Agreement.

IX. The Parties have agreed to (i) extend the Cooperation Agreement on the terms set forth below, and (ii) execute an Amended and Restated Master Services Agreement (“MSA 2025”).

NOW, THEREFORE, in consideration of the foregoing recitals and the terms and conditions set forth herein and for other valuable consideration received by both Parties, the receipt of which is hereby acknowledged by the Parties through this amendment, and with the intention that the Parties be bound by the agreements herein set forth, the Parties hereby agree as follows:

CLAUSES

First. Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Cooperation Agreement.

Second. MSA 2025. The Parties agree that, as of the effective date of this Fifth Extension, the MSA 2025 amends and restates in its entirety the MSA 2023.

Third. Extension. In accordance with Clause Sixth of the Cooperation Agreement, the Parties agree to (a) extend the Relevant Agreements and (b) grant effectiveness to the MSA 2025, with respect to both (a) and (b), for a period of two years as of January 1, 2026 and until January 1, 2028. Likewise, the Parties agree that they may continue extending the Relevant Agreements and the MSA 2025 in accordance with the renewal procedure and for the terms set forth in Clause Sixth of the Cooperation Agreement as many times as the Parties may agree. In the event that such agreement does not occur, the Relevant Agreements and the MSA 2025 shall be extended once only for a period of one year as of January 1, 2028 and until January 1, 2029, on which date they shall expire automatically, without any further formality.

Solely for the purposes of clarification, it is hereby stated that the third and fourth paragraphs of Clause Sixth of the Cooperation Agreement remain unchanged.

Fourth. Term. This Fifth Extension shall be effective as of January 1, 2026 and once each counterpart thereof signed by each Party has been received by electronic mail.

Fifth. Scope. Except as amended by this instrument, the Cooperation Agreement shall remain in full force and effect.

Sixth. Governing Law and Jurisdiction. The Parties agree that Clause Seventh, letter (n), “Governing Law and Jurisdiction”, of the Cooperation Agreement shall apply to this Amendment.

Seventh. Counterparts. This Fifth Extension may be executed in any number of counterparts, each of which shall be deemed an original and shall have the same effects as if the signatures contained therein were in a single instrument, but all of such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereby execute this Fifth Extension through their duly authorized representatives on the date indicated in the preamble hereto.

CITIGROUP INC.

By:	/s/ Julio Figueroa
Julio Figueroa
Latin America Cluster and Banking Head

BANCO DE CHILE

By:	/s/ Eduardo Ebensperger Orrego
Eduardo Ebensperger Orrego
Chief Executive Officer

[Signature Page of the Fifth Extension of the Cooperation Agreement]